EXHIBIT 99.1

Endeavour Silver Reports Q3 2023 Production Results; In-Line with Annual Guidance

VANCOUVER, British Columbia, Oct. 11, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) reports third quarter 2023 production of 1,148,735 silver ounces (oz) and 9,089 gold oz, for silver equivalent1 (“AgEq”) production of 1.9 million oz. Production continues to track in-line with the 2023 production guidance of 8.6-9.5 million silver equivalent ounces, totaling 6.5 million AgEq oz for the nine months ended September 30, 2023.

“Our production decreased this quarter compared to previous quarters due to lower throughput and ore grades processed at Guanacevi. We mined lower grades due to mine sequencing changes related to access and ventilation, whereas throughput was impacted due to an extended scheduled maintenance program. The mine sequencing is now back to plan, which will result in access to improved ore grades going forward. Additionally, the maintenance program has been executed successfully to minimize operational risks in the mill,” stated Dan Dickson, Chief Executive Officer. “We anticipate improved operational performance and operational efficiency in the last quarter.”

Q3 2023 Highlights

  Guanacevi Performance: Production was below plan due to a reduction in silver and gold grades and also impacted by lower processed tonnes due to a scheduled maintenance shutdown. Mine sequencing changes that were initiated in Q2 have resulted in lower grades compared to plan and historical comparisons. It is expected that the grades will increase in Q4 and stabilize going forward.
  Bolañitos’ Performance Remained Steady: Strong gold production, higher gold grades and increased throughput were offset by the impact of lower silver production and silver grades.
  Metal Sales and Inventories: Sold 1,370,032 oz silver and 8,760 oz gold during the quarter. Held 416,033 oz silver and 1,253 oz gold of bullion inventory and 8,184 oz silver and 436 oz gold in concentrate inventory at quarter end.
  Completed the sale of the Cozamin Royalty to Gold Royalty Corp: Total consideration of US$7,500,000 was received by the Company in cash upon closing on the sale of the 1% Cozamin royalty (see news release dated August 30, 2023).
  Published Mid-Term Update on our 2022-2024 Sustainability Strategy: This publication describes the Company’s progress in executing the first half (18 months) of its three-year plan. Of the 39 targets that were set in the 2022-2024 Sustainability Strategy, 21 have been completed or achieved, 13 are on track or underway and 5 require more improvement.

Subsequent to Q3

  Obtained US$120 Million Project Financing for Terronera: Societe Generale and ING Capital LLC (together with ING Bank N.V.) have signed a definitive credit agreement for a senior secured debt facility of US$120 million (see news release dated October 10, 2023).

Q3 2023 Mine Operations

Consolidated silver production decreased 21% to 1,148,735 ounces in Q3, 2023 compared to Q3, 2022, primarily driven by decreased silver production at the Guanacevi mine due to a reduction in silver grade partially offset by higher milling rates. Although historically higher grades have been mined from the El Curso orebody, mine sequencing changes during Q2, 2023 have resulted in lower grades compared to both Q3, 2022 and Q2, 2023. It is expected that grades will increase in Q4, 2023. Local third-party ores continued to supplement mine production, totaling 21% of quarterly throughput.

Consolidated gold production decreased by 1% to 9,089 ounces primarily due to increased throughput at both the Guanacevi and Bolanitos mines offset by a reduction in gold grade mined at the Guanacevi mine.

Guanacevi Q3, 2023 throughput was 6% higher than Q3, 2022 with silver grades 27% lower and gold grades 20% lower. Silver production decreased by 22% while gold production decreased by 13% at the Guanacevi mine.

Bolañitos Q3, 2023 throughput was 6% higher than Q3, 2022 with silver grades 15% lower and gold grades 1% higher. Silver production decreased by 15% while gold production increased by 7% at the Bolañitos mine. The change in grades was due to typical variations in the ore body.

Scheduled Maintenance at Guanacevi

Towards the end of the third quarter, Guanacevi entered its scheduled maintenance shutdown, which took place in the last week of September and the first week of October. Repairs and maintenance work were performed on a filter press transformer, the primary thickener, and the secondary crushing circuit. Concurrently, mining activities have been focused on building stockpiles. With the maintenance work now complete, both the mine and the plant are back to operating according to plan. The Company believes that it is well positioned to complete this year within the previously stated production guidance of between 8.6-9.5 million silver equivalent ounces.

Production Highlights for the Three and Nine Months Ended September 30, 2023

Three Months Ended September 30,				Nine Months Ended September 30,
2023	2022	% Change		2023	2022	% Change
214,270	202,745	6%	Throughput (tonnes)	653,918	610,253	7%
1,148,735	1,458,448	(21%)	Silver ounces produced	4,266,280	4,132,610	3%
9,089	9,194	(1%)	Gold ounces produced	28,250	27,178	4%
1,140,597	1,445,880	(21%)	Payable silver ounces produced	4,231,064	4,095,696	3%
8,929	9,039	(1%)	Payable gold ounces produced	27,749	26,705	4%
1,875,855	2,193,968	(14%)	Silver equivalent ounces produced	6,526,280	6,306,850	3%
1,370,032	1,327,325	3%	Silver ounces sold	4,337,112	3,647,987	19%
8,760	8,852	(1%)	Gold ounces sold	27,769	27,025	3%

Production Tables for Q3 2023 by Mine

Mine-by-mine production in the third quarter and the nine months ended September 30th, 2023 was:

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	103,345	1,123	341	1.03	91.9%	92.4%	1,041,211	3,161
Bolañitos	110,925	1,206	37	1.89	82.6%	87.9%	107,524	5,928
Consolidated	214,270	2,329	183	1.48	90.9%	89.4%	1,148,735	9,089

*gpt = grams per tonne
Totals may not add due to rounding

Production Tables for the Nine Months Ended September 30, 2023 by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	322,628	1,182	416	1.18	88.8%	91.8%	3,833,558	11,234
Bolañitos	331,290	1,214	48	1.81	84.6%	88.3%	432,722	17,016
Consolidated	653,918	2,395	230	1.50	88.4%	89.6%	4,266,280	28,250

*gpt = grams per tonne
Totals may not add due to rounding

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has reviewed and approved the scientific and technical information related to operational matters contained in this news release.

Q3 2023 Financial Results and Conference Call

The Company’s Q3 2023 financial results will be released before markets open on Tuesday, November 7, 2023, and a telephone conference call will be held the same day at 10:00 a.m. PT / 1:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Tuesday, November 7, 2023 at 10:00 a.m. PT / 1:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610
Local or International +1-604-638-5340
Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free)
+1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 0484#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information:

Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com
Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project, Endeavour’s anticipated performance in 2023 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2023, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

1 Silver equivalent calculated using an 80:1 silver:gold ratio.